# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evogene Ltd., CIK 0001574565
CUSIP: M4119S187
Title of class of securities: Ordinary shares, par value NIS 0.20 per share and American Depositary Shares, each representing one (1) Ordinary Share
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517
Date of event which requires filing of this statement: 07/16/2026
Filed by CIK 0001749628
Persons authorized to receive notices and communications: Kfir Silberman, L.I.A. Pure Capital Ltd., 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,228,100; sole dispositive power 1,728,100; shared dispositive power 0; aggregate amount beneficially owned 2,228,100 (16.81% of the class)
  Comment: (1) The percentage of ordinary shares, par value NIS 0.20 per share, of Evogene Ltd. (the "Ordinary Shares" and the "Issuer", respectively) beneficially owned by the Reporting Person is based on at least 13,258,521 Ordinary Shares outstanding as of July 17, 2026. The Issuer disclosed in Amendment No. 1 to the Prospectus Supplement on Form 424(b)(5), filed with the Securities and Exchange Commission on July 17, 2026, that 13,258,521 Ordinary Shares were held by non-affiliates as of that date, but did not disclose the total number of ordinary shares outstanding. Accordingly, the actual number of ordinary shares outstanding, and therefore the Reporting Person's actual percentage ownership, may be lower than the percentage reported herein.
- Kfir Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,228,100; sole dispositive power 1,728,100; shared dispositive power 0; aggregate amount beneficially owned 2,228,100 (16.81% of the class)
  Comment: (1) The securities reported on this Schedule are held by L.I.A. Pure Capital Ltd. ("Pure Capital"). Kfir Silberman is the officer, sole director, chairman of the board of directors and controlling shareholder of Pure Capital.
  
  (2) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on at least 13,258,521 Ordinary Shares outstanding as of July 17, 2026. The Issuer disclosed in Amendment No. 1 to the Prospectus Supplement on Form 424(b)(5), filed with the Securities and Exchange Commission on July 17, 2026, that 13,258,521 Ordinary Shares were held by non-affiliates as of that date, but did not disclose the total number of ordinary shares outstanding. Accordingly, the actual number of ordinary shares outstanding, and therefore the Reporting Person's actual percentage ownership, may be lower than the percentage reported herein.
- Invest Pro Shukai Hon Ltd. (CIK 0002110772): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,228,100; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 2,228,100 (16.81% of the class)
  Comment: (1) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on at least 13,258,521 Ordinary Shares outstanding as of July 17, 2026. The Issuer disclosed in Amendment No. 1 to the Prospectus Supplement on Form 424(b)(5), filed with the Securities and Exchange Commission on July 17, 2026, that 13,258,521 Ordinary Shares were held by non-affiliates as of that date, but did not disclose the total number of ordinary shares outstanding. Accordingly, the actual number of ordinary shares outstanding, and therefore the Reporting Person's actual percentage ownership, may be lower than the percentage reported herein.
- Ron Yair Peled: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,228,100; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 2,228,100 (16.81% of the class)
  Comment: (1) The securities reported on this Schedule are held by Invest Pro Shukai Hon Ltd. ("Invest Pro"). Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro.
  
  (2) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on at least 13,258,521 Ordinary Shares outstanding as of July 17, 2026. The Issuer disclosed in Amendment No. 1 to the Prospectus Supplement on Form 424(b)(5), filed with the Securities and Exchange Commission on July 17, 2026, that 13,258,521 Ordinary Shares were held by non-affiliates as of that date, but did not disclose the total number of ordinary shares outstanding. Accordingly, the actual number of ordinary shares outstanding, and therefore the Reporting Person's actual percentage ownership, may be lower than the percentage reported herein.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value NIS 0.20 per share and American Depositary Shares, each representing one (1) Ordinary Share
Name of issuer: Evogene Ltd.
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517
Comment:
The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D previously filed by the undersigned on July 10, 2026 (as amended, the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment No. 1 is being filed to report the increase of the Reporting Persons' beneficial ownership in the Issuer as a result of additional purchases of American Depositary Shares ("ADSs"), each representing one (1) Ordinary Share, by Pure Capital.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

Pure Capital acquired 202,000 additional ADSs using working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Part (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information included herein is based on a total of at least 13,258,521 Ordinary Shares outstanding as of July 17, 2026. The Issuer disclosed in Amendment No. 1 to the Prospectus Supplement on Form 424(b)(5), filed with the Securities and Exchange Commission on July 17, 2026, that 13,258,521 Ordinary Shares were held by non-affiliates as of that date, but did not disclose the total number of ordinary shares outstanding. Accordingly, the actual number of Ordinary Shares outstanding, and therefore the Reporting Person's actual percentage ownership, may be lower than the percentage reported herein.

Pure Capital has the sole dispositive power over 1,672,000 ADSs and 56,100 Ordinary Shares, representing in the aggregate approximately 13.03% of the outstanding share capital of the Issuer, and a shared voting power over 2,172,000 ADSs and 56,100 Ordinary Shares, representing in the aggregate approximately 16.81% of the outstanding share capital of the Issuer.

Kfir Silberman does not directly own any ADSs or Ordinary Shares. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any ADSs or Ordinary Shares beneficially owned by Pure Capital.

Pro Invest has the sole dispositive over 500,000 ADSs, representing approximately 3.77% of the outstanding share capital of the Issuer, and a shared voting power over 2,172,000 ADSs and 56,100 Ordinary Shares, representing in the aggregate approximately 16.81% of the outstanding share capital of the Issuer.

Ron Yair Peled does not directly own any ADSs or Ordinary Shares. Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro. Mr. Yair Peled, as the owner and controlling shareholder of Invest Pro, may be deemed a beneficial owner of any ADSs or Ordinary Shares beneficially owned by Invest Pro.

Voting power with respect to the reported securities is shared pursuant to the terms of the oral voting agreement, as described in Item 6.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.
Transactions in the class effected during the past sixty days:
(c) Part (c) of Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The transactions in the securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 3 and are incorporated herein by reference. All of such transactions were effected in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 3 - Transactions in Securities.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman/Chairman and Chief Executive Officer (07/20/2026)
- Kfir Silberman: /s/ Kfir Silberman, : Kfir Silberman (07/20/2026)
- Invest Pro Shukai Hon Ltd.: /s/ Eli Zamir, Eli Zamir/Director (07/20/2026)
- Ron Yair Peled: /s/ Ron Yair Peled, Ron Yair Peled (07/20/2026)